

Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-273353
333-273353-01

PRICING SUPPLEMENT TO THE PROSPECTUS DATED JULY 20, 2023 AND THE PRODUCT PROSPECTUS SUPPLEMENT DATED FEBRUARY 29, 2024

US$700,000
Nomura America Finance, LLC
Senior Global Medium-Term Notes, Series A
Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Autocallable Contingent Coupon Barrier Notes Linked to the Least Performing of the Energy Select Sector SPDR® Fund, the U.S. Global Jets ETF and the KraneShares CSI China Internet ETF due October 19, 2026

- Nomura America Finance, LLC is offering the autocallable contingent coupon barrier notes linked to the least performing of the Energy Select Sector SPDR® Fund, the U.S. Global Jets ETF and the KraneShares CSI China Internet ETF (each, a "reference asset" and together, the "reference assets") due October 19, 2026 (the "notes") described below. The notes are unsecured securities. All payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.
- Quarterly contingent coupon payments at a rate of 4.19% (equivalent to 16.76% per annum), payable if the closing value of each reference asset on the applicable coupon observation date is greater than or equal to 65% of its initial value.
- Callable quarterly at the principal amount plus the applicable contingent coupon on any call observation date on or after January 14, 2026 if the closing value of each reference asset is at or above its call barrier level.
- If the notes are not called and the least performing reference asset declines by more than 35%, there is full exposure to declines in the least performing reference asset, and you will lose all or a portion of your principal amount at maturity. The reference asset with the lowest reference asset performance is the "least performing reference asset."
- Approximately a one year maturity, if not called.
- The notes will not be listed on any securities exchange.
- **The notes are not ordinary debt securities, and you should carefully consider whether the notes are suited to your particular circumstances.**

Investing in the notes involves significant risks, including our and Nomura's credit risk. You should carefully consider the risk factors under "Additional Risk Factors Specific to Your Notes" beginning on page PS-6 of this pricing supplement, under "Risk Factors" beginning on page 6 in the accompanying prospectus, under "Additional Risk Factors Specific to the Notes" beginning on page PS-18 of the accompanying product prospectus supplement, and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) is $963.00 per $1,000 principal amount, which is less than the price to public.

Delivery of the notes will be made against payment therefor on the original issue date specified below.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Price to Public	Agent's Commission	Proceeds to Issuer
Per Note	100.00%	1.00%	99.00%
Total	$700,000.00	$7,000.00	$693,000.00

Nomura Securities International, Inc., acting as the distribution agent, will purchase the notes from us at the price to the public less the agent's commission. The price to public, agent's commission and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the original issue date, at a price to public, agent's commission and proceeds to issuer that differ from the amounts set forth above, but the agent's commission will not exceed the amount set forth above and the proceeds to issuer will not be less than the amount set forth above. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions.

We will use this pricing supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use this pricing supplement in market-making transactions in the notes after their initial sale. ***Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.***

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Nomura

October 14, 2025

TERMS OF THE NOTES

Issuer:	Nomura America Finance, LLC ("we" or "us")
Guarantor:	Nomura Holdings, Inc. ("Nomura")
Principal Amount:	US$700,000
Reference Assets:	The least performing of the Energy Select Sector SPDR® Fund (Ticker: XLE) (the "XLE"), the U.S. Global Jets ETF (Ticker: JETS) (the "JETS") and the KraneShares CSI China Internet ETF (Ticker: KWEB) (the "KWEB") (each, a "reference asset" and together, the "reference assets")
Trade Date:	October 14, 2025
Original Issue Date:	October 17, 2025
Final Valuation Date:	October 14, 2026, subject to postponement as described under "*General Terms of the Notes—Market Disruption Events*" in the accompanying product prospectus supplement.
Stated Maturity Date:	October 19, 2026, unless that date is not a business day, in which case the maturity date will be the next following business day. The actual maturity date for the notes may be different if postponed as described under "*General Terms of the Notes—Market Disruption Events*" in the accompanying product prospectus supplement.

Coupon Observation Dates and Coupon Payment Dates:	Coupon Observation Dates		Coupon Payment Dates	
	January 14, 2026	*	January 20, 2026	**
	April 14, 2026	*	April 17, 2026	**
	July 14, 2026	*	July 17, 2026	**
	October 14, 2026 (the Final Valuation Date)		October 19, 2026 (the Stated Maturity Date)	

*These coupon observation dates are also call observation dates
**These coupon payment dates are also call settlement dates
Each subject to postponement as described under "General Terms of the Notes—Market Disruption Events" in the accompanying product prospectus supplement.

Contingent Coupon:	**If the closing value of each reference asset is greater than or equal to its contingent coupon barrier on a coupon observation date,** you will receive the contingent coupon of $41.90 per $1,000 principal amount on the applicable coupon payment date. **If the closing value of any reference asset is less than its contingent coupon barrier on a coupon observation date,** the contingent coupon applicable to such coupon observation date will not be payable. *You may not receive any contingent coupon payments over the term of the notes.*
Contingent Coupon Rate:	4.19% quarterly (equivalent to 16.76% per annum).
Automatic Call Feature:	The notes will be automatically called if the closing value of each reference asset is at or above its call barrier level on any call observation date on or after January 14, 2026. In that case, you will receive a cash payment, per $1,000 principal amount of notes, equal to the principal amount plus the contingent coupon payable on the corresponding call settlement date.
Call Barrier Level:	$86.37 with respect to the XLE, $25.41 with respect to the JETS and $39.15 with respect to the KWEB, each of which is 100.00% of its initial value.
Call Observation Dates:	The applicable coupon observation dates starting on January 14, 2026, as indicated above.

Call Settlement Dates:	The applicable coupon payment dates starting on January 20, 2026, as indicated above.
Payment at Maturity:	Unless the notes are automatically called, on the maturity date, for each $1,000 principal amount of notes, we will pay you the cash settlement amount.
Cash Settlement Amount:	Unless the notes are automatically called, for each $1,000 principal amount, you will receive a cash payment on the maturity date, calculated as follows:
	If the final value of the least performing reference asset is greater than or equal to its barrier value:
	$1,000 + final contingent coupon
	If the final value of the least performing reference asset is less than its barrier value:
	$1,000 + ($1,000 × reference asset performance of the least performing reference asset).
	If the notes are not called and the final value of the least performing reference asset is less than its barrier value, you will lose up to 100% of the principal amount. Even with any contingent coupons, your return on the notes may be negative in this case.
Least Performing Reference Asset:	The reference asset with the lowest reference asset performance.
Reference Asset Performance:	With respect to each reference asset, the quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{final value - initial value}}{\text{initial value}}$$
Initial Value:	$86.37 with respect to the XLE, $25.41 with respect to the JETS and $39.15 with respect to the KWEB, each of which was its closing value on the trade date, each subject to adjustment as described under "*General Terms of the Notes — Anti-Dilution Adjustments*" in the product prospectus supplement.
Final Value:	For each reference asset, its closing value on the final valuation date.
Contingent Coupon Barrier:	$56.14 with respect to the XLE, $16.52 with respect to the JETS and $25.45 with respect to the KWEB, each of which is 65.00% of its initial value (rounded to two decimal places).
Barrier Value:	$56.14 with respect to the XLE, $16.52 with respect to the JETS and $25.45 with respect to the KWEB, each of which is 65.00% of its initial value (rounded to two decimal places).
Denominations:	$1,000 and integral multiples thereof
Defeasance:	Not applicable
Program:	Senior Global Medium-Term Notes, Series A
CUSIP No.:	65541KGA6
ISIN No.:	US65541KGA60
Currency:	U.S. dollars
Calculation Agent:	Nomura Securities International, Inc.
Trustee, Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas

Clearance and Settlement:	The Depository Trust Company ("DTC") (including through its indirect participants Euroclear and Clearstream, as described under "*Legal Ownership and Book-Entry Issuance*" in the accompanying prospectus)
Minimum Initial Investment Amount:	$1,000
Original Issue Price (Price to Public):	100.00%
Listing:	The notes will not be listed on any securities exchange
Distribution Agent:	Nomura Securities International, Inc.

ADDITIONAL INFORMATION

You should read this pricing supplement together with the prospectus, dated July 20, 2023 (the "prospectus"), and the product prospectus supplement, dated February 29, 2024 (the "product prospectus supplement"), relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. **In the event of any conflict between the terms of this pricing supplement and the terms of the prospectus or the product prospectus supplement, the terms of this pricing supplement will control.**

This pricing supplement, together with the prospectus and the product prospectus supplement, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the accompanying prospectus, under "Additional Risk Factors Specific to the Notes" in the accompanying product prospectus supplement, and under "Additional Risk Factors Specific to Your Notes" beginning on page PS-6 of this pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

You may access the prospectus and the product prospectus supplement on the SEC website at www.sec.gov as follows:

- Prospectus dated July 20, 2023:

https://www.sec.gov/Archives/edgar/data/1383951/000110465923082805/tm2320650-3_424b3.htm

- Product Prospectus Supplement dated February 29, 2024:

https://www.sec.gov/Archives/edgar/data/1163653/000110465924029404/tm247408-1_424b3.htm

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under "Risk Factors" in the accompanying prospectus and under "Additional Risk Factors Specific to the Notes" in the accompanying product prospectus supplement. You should carefully consider whether the notes are suited to your particular circumstances. The notes are not secured debt.

Please note that in this section entitled "Additional Risk Factors Specific to Your Notes," references to "holders" mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the notes should read the section entitled "Legal Ownership and Book-Entry Issuance" in the accompanying prospectus.

We urge you to read all of the following information about some of the risks associated with the notes, together with the other information in this pricing supplement, the accompanying prospectus and the accompanying product prospectus supplement before investing in the notes.

Risks Relating to the Structure or Features of the Notes

The Notes Do Not Guarantee Any Return of Principal and You May Lose All of Your Principal Amount.

The notes do not guarantee any return of principal. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your notes if the notes are not called and the final value of any reference asset is less than its barrier value. In this case, the payment at maturity you will be entitled to receive will be less than the principal amount and you will lose 1% of the principal amount of your notes for every 1% that the final value of the least performing reference asset is less than its initial value. You may lose up to 100% of your investment at maturity. Even with any contingent coupons received prior to maturity, your return on the notes may be negative in this case.

The Amount Payable on The Notes is Not Linked to The Values of The Reference Assets At Any Time Other Than The Coupon Observation Dates, Including The Final Valuation Date.

The payments on the notes will be based on the closing value of each reference asset on the coupon observation dates, including the final valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the least performing reference asset is greater than or equal to its contingent coupon barrier during the term of the notes other than on a coupon observation date but then decreases on a coupon observation date to a value that is less than its contingent coupon barrier, the contingent coupon will not be payable for the relevant quarterly period. Similarly, if the notes are not called, even if the value of the least performing reference asset is greater than or equal to its barrier value during the term of the notes other than on the final valuation date but then decreases on the final valuation date to a value that is less than its barrier value, the payment at maturity will be less, possibly significantly less, than it would have been had the payment at maturity been linked to the value of the least performing reference asset prior to such decrease. Although the actual value of the least performing reference asset on the maturity date or at other times during the term of the notes may be higher than its value on the coupon observation dates, whether each contingent coupon will be payable and the payment at maturity will be based solely on the closing value of the least performing reference asset on the applicable coupon observation dates.

You May Not Receive Any Contingent Coupons.

We will not necessarily make periodic coupon payments on the notes. If the closing value of any reference asset on a coupon observation date is less than its contingent coupon barrier, we will not pay you the contingent coupon applicable to that coupon observation date. If on each of the coupon observation dates, the closing value of any reference asset is less than its contingent coupon barrier, we will not pay you any contingent coupons during the term of, and you will not receive a positive return on, the notes. Generally, this non-payment of the contingent coupon coincides with a period of greater risk of principal loss on the notes.

Your Return on The Notes Is Limited To The Principal Amount Plus The Contingent Coupons, If Any, Regardless of Any Appreciation in The Value of Any Reference Asset.

You will not participate in any appreciation of the reference assets. In addition to any contingent coupon payments received prior to maturity, for each $1,000 principal amount, you will receive $1,000 at maturity plus the final contingent coupon if the final value of the least performing reference asset is equal to or greater than its contingent coupon barrier, regardless of any appreciation in the value of any reference asset, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a security, the return of which was directly linked to the performance of any reference asset during the term of the notes.

The Notes May Be Called Prior to The Maturity Date.

If the notes are called early, the holding period over which you may receive coupon payments could be as little as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to the maturity date.

Since the Notes Are Linked to the Performance of More Than One Reference Asset, You Will Be Fully Exposed to the Risk of Fluctuations in the Value of Each Reference Asset.

Since the notes are linked to the performance of more than one reference asset, the notes will be linked to the individual performance of each reference asset. Because such notes are not linked to a basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the value of each reference asset. For example, in the case of notes linked to a basket, the return would depend on the aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component. However, in the case of notes linked to the performance of more than one reference asset, the individual performance of each of the reference assets would not be combined to calculate your return and the depreciation of any reference asset would not be mitigated by the appreciation of the other reference assets. Instead, your return would depend on the least performing reference asset.

Because the Notes Are Linked to the Performance of the Least Performing Reference Asset, You are Exposed to Greater Risks of Sustaining a Significant Loss on Your Investment Than if the Notes Were Linked to Just One Reference Asset.

The risk that you will suffer a significant loss on your investment is greater if you invest in such notes as opposed to substantially similar securities that are linked to the performance of just one reference asset. With multiple reference assets, it is more likely that the value of one of the reference assets will be below its contingent coupon barrier on a coupon observation date or its barrier value on the final valuation date, than if the notes were linked to only one reference asset. Therefore, it is more likely that you will not receive any contingent coupon payments and will suffer a significant loss on your investment.

Higher Contingent Coupon Rates Or Lower Barrier Values Are Generally Associated With A Reference Asset With Greater Expected Volatility and Therefore Can Indicate A Greater Risk of Loss.

"Volatility" refers to the frequency and magnitude of changes in the value of a reference asset. The greater the expected volatility with respect to a reference asset on the trade date, the higher the expectation as of the trade date that the value of the reference asset could close below its contingent coupon barrier on a coupon observation date or its barrier value on the final valuation date, indicating a higher expected risk of non-payment of contingent coupons or loss on the notes. This greater expected risk will generally be reflected in a higher contingent coupon rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower barrier value, a lower contingent coupon barrier or a higher contingent coupon rate) than for similar securities linked to the performance of a reference asset with a lower expected volatility as of the trade date. You should therefore understand that a relatively higher contingent coupon rate may indicate an increased risk of loss. Further, a relatively lower barrier value may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of a reference asset can change significantly over the term of the notes. The value of the reference asset for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the reference asset and the potential to lose some or all of your principal at maturity and to not receive any contingent coupons.

Risks Relating to the Reference Assets

You Will Have Limited Anti-Dilution Protection.

The calculation agent may make adjustments to the initial value of any of the reference assets for certain events affecting such reference asset. However, the calculation agent will not make an adjustment in response to all events that could affect a reference asset. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustment will be made by the calculation agent. You should refer to "General Terms of the Notes—Anti-Dilution Adjustments," "General Terms of the Notes—Modification of the Reference Asset or Unavailability of the Price or Level of the Reference Asset" and

"General Terms of the Notes—Role of Calculation Agent" in the accompanying product prospectus supplement for a description of the items that the calculation agent is responsible for determining.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the XLE or the Underlier Stocks.

The return on your notes will not reflect the return you would realize if you actually owned the XLE or underlier stocks and received the distributions paid on the shares of the XLE. You will not receive any dividends that may be paid on any of the underlier stocks by the underlier stock issuers or the shares of the XLE. See "—You Have No Shareholder Rights or Rights to Receive Any Shares of the XLE or Any Underlier Stock" below for additional information.

You Have No Shareholder Rights or Rights to Receive Any Shares of the XLE or Any Underlier Stock.

Investing in your notes will not make you a holder of any shares of the XLE or any underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the XLE or the underlier stocks, including any voting rights, any rights to receive dividends or other distributions, any rights to make a claim against the XLE or the underlier stocks or any other rights of a holder of any shares of the XLE or the underlier stocks. Your notes will be paid in cash, as will any coupon payments, and you will have no right to receive delivery of any shares of the XLE or any underlier stocks.

An Investment In the Notes Is Subject to Risks Associated with the Energy Sector.

The XLE invests in companies that develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. The stock prices of oil service companies could be subject to wide fluctuations in response to a variety of factors, including the ability of the OPEC to set and maintain production levels and pricing, the level of production in non-OPEC countries, the demand for oil and gas, which is negatively impacted by economic downturns, the policies of various governments regarding exploration and development of oil and gas reserves, advances in exploration and development technology and the political environment of oil-producing regions. Correspondingly, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies' products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the performance of the XLE.

Changes That Affect the Reference Assets or the Relevant Underlying Index May Affect the Value of the Reference Assets and the Market Value of the Notes and the Amount You Will Receive on the Notes and the Amount You Will Receive at Maturity.

The policies of the sponsors or the investment advisor of the reference assets or the XLE's underlying index concerning additions, deletions and substitutions of the stocks included in or held by the reference assets, and the manner in which the sponsors or the investment advisor takes account of certain changes affecting those stocks, may affect the value of the reference assets. The policies of the underlier sponsors or the investment advisor with respect to the calculation of the reference assets could also affect the value of the reference assets. The sponsors may discontinue or suspend calculation or dissemination of the reference assets or the XLE's underlying index. Any such actions could affect the value of the reference assets and the value of and the return on the notes.

Risks Associated With Non-U.S. Companies.

The value of the KWEB depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the KWEB and, as a result, the value of the notes.

Risks Associated With Emerging Markets.

An investment in the KWEB will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

The Notes Will Not Be Adjusted For Changes In Exchange Rates.

Although the equity securities included in the KWEB are traded in currencies other than U.S. dollars, and your notes are denominated in U.S. dollars, the amount payable on your notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the values of the KWEB and therefore your notes. The amount we pay in respect of your notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this document.

The Value of the JETS Depends Upon the Stocks of Non-U.S. Companies, And Thus Involves Risks Associated With the Home Countries of Those Non-U.S. Companies.

The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the JETS and, as a result, the value of the notes.

An Investment In the JETS Will Involve Risks Not Generally Associated With Investments Which Have No Emerging Market Component.

In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

Tax Risks

The Tax Treatment of the Notes Is Uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See "U.*S. Federal Income Tax Considerations*" in the prospectus and "*Supplemental Discussion of U.S. Federal Income Tax Consequences*" in this pricing supplement.

General Risk Factors

You Are Subject to Nomura's Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market's Perception of Nomura's Creditworthiness

By purchasing the notes, you are making, in part, a decision about Nomura's ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura's creditworthiness. In addition, the market's perception of Nomura's creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Were Set on the Trade Date (as Determined by Reference to Our Affiliates' Pricing Models) Is Less Than the Original Issue Price of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to our affiliates' pricing models. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura's creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, our affiliates' pricing models considered certain variables, including principally Nomura's internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our affiliates' pricing models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that we determined by reference to our affiliates' pricing models as of the time the terms of your notes were set on the trade date due to, among other things, any differences in pricing models, third-parties' use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors.

If We Were to Repurchase Your Notes Immediately After the Original Issue Date, the Price You Receive May Be Higher Than the Estimated Value of The Notes.

Assuming that all relevant factors remain constant after the original issue date, the price at which we may initially buy or sell the notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated value on the trade date for a temporary period expected to be approximately 1 month after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura's Guarantee of the Notes Is Subordinated to the Liabilities of Nomura's Other Subsidiaries

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura's receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura's subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura's rights and the rights of Nomura's creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura's subsidiaries are subject to various laws and regulations that may restrict Nomura's ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura's subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura's main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura's ability to access funds needed to make payments on Nomura's obligations.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Assets

In the ordinary course of business, Nomura or any of its affiliates may have expressed views on expected movements in the reference assets, and may do so in the future. These views or reports may be communicated to Nomura's clients and clients of its affiliates. However, any such views are and will be subject to change from time to time. Moreover, other professionals who deal in markets relating to the reference assets may at any time have significantly different views from those of Nomura or its affiliates. For these reasons, you are encouraged to derive information concerning the reference assets from multiple sources, and you should not rely on any of the views that may have been expressed or that may be expressed in the future by Nomura or any of its affiliates. Neither the offering of the notes nor any view which Nomura or any of its affiliates from time to time may express in the ordinary course of business constitutes a recommendation as to the merits of an investment in the notes or any of the component securities.

Your Return May Be Lower Than the Return on Other Debt Securities of Comparable Maturity

Any contingent coupons payable on your notes may represent a return that is below the prevailing market rate for other debt securities of comparable maturity that are not linked to a reference asset. Consequently, unless the cash settlement amount you receive on the maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes could be less than what you would have earned by investing in non–underlier-linked debt securities that bear interest at prevailing market rates. For example, your return may be less than the return you would earn if you bought a traditional interest-bearing debt security with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Historical Performance of the Reference Assets Should Not Be Taken as an Indication of Its Future Performance.

The historical prices of the reference assets included in this pricing supplement should not be taken as an indication of its future performance. Changes in the prices of the reference assets will affect the market value of the notes, but it is impossible to predict whether the prices of the reference assets will rise or fall during the term of the notes. The prices of the reference assets will be influenced by complex and interrelated political, economic, financial and other factors.

Our or Our Affiliates' Hedging and Trading Activities May Adversely Affect the Market Value of the Notes.

As described under "*Use of Proceeds and Hedging*" in the accompanying product prospectus supplement, we or one or more of our affiliates may hedge our obligations under the notes by entering into transactions involving purchases of futures and/or other derivative instruments linked to the reference assets. We also expect that we or one or more of our affiliates will adjust these hedges by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to any of the foregoing, at any time and from time to time, and unwind the hedge by selling any of the foregoing on or before the final valuation date for the notes or in connection with the redemption of the notes. Our or our affiliates' hedging activities may result in our or our affiliates' receiving a substantial return on these hedging activities even if your investment in the notes results in a loss to you. These hedging activities could adversely affect the prices of the reference assets and, therefore, the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the reference assets. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also engage in business with the component securities issuers or trading activities related to the component securities, which may present a conflict of interest between us (or our affiliates) and you.

There Are Potential Conflicts of Interest between You and the Calculation Agent and between You and Our Other Affiliates.

The calculation agent will make important determinations as to the notes. Among other things, the calculation agent will determine the applicable closing prices of the reference assets and any adjustments to the initial value of any reference asset. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent's role, see "*General Terms of the Notes— Role of Calculation Agent*" in the accompanying product prospectus supplement. The calculation agent will exercise its judgment when performing its functions and will make any determination required or permitted of it in its sole discretion. For example, the calculation agent may have to determine whether a market disruption event affecting a reference asset has occurred and may also have to determine its closing price in such case. This determination may, in turn, depend on the calculation agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. All determinations by the calculation agent are final and binding on you absent manifest error. Since this determination by the calculation agent will affect the cash settlement amount payable on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind, and the cash settlement amount payable on your notes may be adversely affected. In addition, if the calculation agent determines that a market disruption event has occurred, it can postpone any relevant valuation date, which may have the effect of postponing the maturity date. If this occurs, you will receive the cash settlement amount, if any, after the originally scheduled maturity date but will not receive any additional payment or any interest on such postponed cash settlement amount.

We or our affiliates may have other conflicts of interest with holders of the notes. See "*Additional Risk Factors Specific to the Notes—Our or Our Affiliates' Business Activities May Create Conflicts of Interest*" in the accompanying product prospectus supplement.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the reference assets relative to its initial value. We cannot predict the closing value of the reference assets on any coupon observation date, including the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the reference assets or the return on the notes.

The table and examples below illustrate how the cash settlement amount would be calculated with respect to a $1,000 investment in the notes, given a range of hypothetical performances of the least performing reference asset. The hypothetical returns on the notes below are numbers, expressed as percentages, that result from comparing the cash settlement amount per $1,000 principal amount to $1,000. The potential returns described below assume that the notes have not been automatically called prior to maturity and are held to maturity, and are calculated excluding any contingent coupon payments paid prior to maturity. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following. **These are not the actual terms of the notes and the notes' terms may be more or less favorable than those shown in the following table and examples:**

▶	Principal amount:	$1,000
▶	Hypothetical initial value of the least performing reference asset:	$100.00
▶	Hypothetical call barrier level of the least performing reference asset:	$100.00 (100.00% of its hypothetical initial value)
▶	Hypothetical barrier value of the least performing reference asset:	$65.00 (65.00% of its hypothetical initial value)
▶	Hypothetical contingent coupon barrier of the least performing reference asset:	$65.00 (65.00% of its hypothetical initial value)
▶	Contingent coupon rate:	4.19% quarterly (equivalent to 16.76% per annum)

Hypothetical Final Value of the Least Performing Reference Asset	Hypothetical Reference Asset Performance of the Least Performing Reference Asset	Hypothetical Cash Settlement Amount	Hypothetical Return on the Notes (Excluding Any Contingent Coupons Paid Prior to Maturity)
$200.00	100.00%	$1,041.90 [(1)]	4.19%
$150.00	50.00%	$1,041.90	4.19%
$125.00	25.00%	$1,041.90	4.19%
$100.00[(2)]	**0.00%**	**$1,041.90**	**4.19%**
$90.00	-10.00%	$1,041.90	4.19%
$80.00	-20.00%	$1,041.90	4.19%
$65.00[(3)]	**-35.00%**	**$1,041.90**	**4.19%**
$64.99	-35.01%	$649.90	-35.01%
$40.00	-60.00%	$400.00	-60.00%
$30.00	-70.00%	$300.00	-70.00%
$25.00	-75.00%	$250.00	-75.00%
$0.00	**-100.00%**	**$0.00**	**-100.00%**

(1)   The cash settlement amount will not exceed the principal amount plus the final contingent coupon.
(2)   The **hypothetical** initial value of $100.00 used in these examples has been chosen for illustrative purposes only. The actual initial value of each reference asset is set forth under "Terms of the Notes."
(3)   This is the **hypothetical** barrier value and **hypothetical** contingent coupon barrier of the least performing reference asset.

The following examples indicate how the cash settlement amount would be calculated with respect to a hypothetical $1,000 investment in the notes assuming that the notes have not been automatically called prior to maturity and are held to maturity.

Example 1: The reference asset performance of the least performing reference asset is 50.00%.

Because the final value of the least performing reference asset is greater than or equal to its barrier value, the cash settlement amount would be $1,041.90 per $1,000 principal amount, calculated as follows:

$1,000 + final contingent coupon

= $1,000 + ($1,000 × 4.19%)

= $1,041.90

Example 1 shows that the cash settlement amount will be fixed at the principal amount plus the final contingent coupon when the final value of the least performing reference asset is at or above its barrier value, regardless of the extent to which the price of the least performing reference asset increases.

Example 2: The reference asset performance of the least performing reference asset is -10.00%.

Because the final value of the least performing reference asset is greater than or equal to its barrier value, the cash settlement amount would be $1,041.90 per $1,000 principal amount, calculated as follows:

$1,000 + final contingent coupon

= $1,000 + ($1,000 × 4.19%)

= $1,041.90

Example 2 shows that the cash settlement amount will equal the principal amount plus the final contingent coupon when the final value of the least performing reference asset is at or above its barrier value, although the price of the least performing reference asset has decreased moderately.

Example 3: The reference asset performance of the least performing reference asset is -75.00%.

Because the final value of the least performing reference asset is less than its barrier value, the cash settlement amount would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × reference asset performance of the least performing reference asset)

= $1,000 + ($1,000 × -75.00%)

= $250.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the price of the least performing reference asset from its initial value if its final value is less than its barrier value. You may lose up to 100% of your principal amount at maturity. Even with any contingent coupons, the return on the notes could be negative.

These examples illustrate that you will not participate in any appreciation of any reference asset, but will be fully exposed to a decrease in the least performing reference asset if the notes are not called and the final value of the least performing reference asset is less than its barrier value, even if the final values of the other reference assets have appreciated or have not declined below their respective barrier values.

THE REFERENCE ASSETS

Description of the XLE

The Select Sector SPDR® Trust is a registered investment company that consists of eleven separate Select Sector SPDR® Funds, including the Energy Select Sector SPDR® Fund (the "XLE"). Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a Select Sector Index. The companies included in each Select Sector Index are selected on the basis of the Global Industry Classification Standard from a universe of companies defined by the SPX. The Select Sector Indices upon which the Select Sector SPDR® Funds are based, together, comprise all of the companies in the SPX. The XLE is an investment portfolio managed by SSFM. The XLE is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "XLE."

Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act and the Investment Company Act, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov.

Investment Objective and Strategy

The XLE seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in The Energy Select Sector Index (the "IXE"). The IXE measures the performance of the energy sector of the U.S. equity market. The IXE includes companies in the following sub-sectors: oil, gas and consumable fuels and energy equipment and services. The returns of the XLE may be affected by certain management fees and other expenses, which are detailed in its prospectus.

Investment Strategy — Replication

The XLE pursues the indexing strategy of "replication" in attempting to approximate the performance of the IXE. The XLE will generally invest in all of the equity securities included in the IXE. There may, however, be instances where SSFM may choose to overweight another stock in the IXE, purchase or sell securities not included in the IXE or utilize various combinations of other available investment techniques in seeking to track accurately the IXE. The XLE will normally invest at least 95% of its total assets in common stocks that comprise the IXE. The XLE may invest its remaining assets in cash, cash equivalents and money market instruments (including repurchase agreements and money market funds). Options and futures contracts, convertible securities and structured notes may also be used by the XLE in seeking performance that corresponds to the IXE and managing cash flows. The Board of Trustees of the Select Sector SPDR® Trust may change the XLE's investment strategy and other policies without shareholder approval.

Correlation

The IXE is a theoretical financial calculation, while the XLE is an actual investment portfolio. While the XLE seeks to track the performance of the IXE (i.e., achieve a high degree of correlation with the IXE), the XLE's return may not match the return of the IXE due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.

Description of the Energy Select Sector Index

The IXE is a modified market capitalization-based index intended to track the movements of companies that are components of the SPX and that have been identified by GICS as companies in the energy sector, including companies in the energy equipment and services and oil, gas and consumable fuels industries.

The stocks included in the IXE are selected by the Index Compilation Agent from the universe of companies represented by the SPX. S&P's only relationship to the XLE is the licensing of certain trademarks and trade names of S&P, the S&P 500 Index and Select Sector Indices which are determined, composed and calculated by S&P.

Construction and Maintenance

The IXE is developed and maintained in accordance with the following criteria:

- Each of the component stocks in the IXE has been selected from the universe of companies defined by the SPX.

- Each stock in the SPX is allocated to one and only one of the Select Sector Indices.

- The Index Compilation Agent assigns each constituent stock of the SPX to a Select Sector Index based on GICS. S&P DJI has sole control over the removal of stocks from the SPX and the selection of replacement stocks to be added to the SPX.

- The IXE is calculated using a base-weighted aggregate methodology; that means the level of the IXE reflects the total market value of all of its component stocks relative to a particular base period. Statisticians refer to this type of index, one with a set of combined variables (such as price and number of shares), as a composite index.

- The IXE is calculated using the same methodology utilized by S&P DJI in calculating the SPX, using a base-weighted aggregate methodology. The daily calculation of the IXE is computed by dividing the total market value of the companies in the IXE by a number called the "Index Divisor."

- The IXE is weighted, on a quarterly basis, based on the float-adjusted market capitalization of each of the component stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single component stock measured with prices as of the reference date and membership, shares outstanding and investable weight factors as of the rebalancing effective date may not exceed 25% of the total value of the IXE; and (ii) the sum of the component stocks with weight greater than 4.8% cannot exceed 50% of the total weight of the IXE.

- Rebalancing the IXE to meet the asset diversification requirements will be the responsibility of the S&P. If on the second Friday of any calendar quarter-end month (a "Quarterly Qualification Date"), a component stock (or two or more component stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such component stock (or component stocks) represents in the IXE will be reduced and the market capitalization-based weighted value of such component stock (or component stocks) will be redistributed across the component stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each component stock that exceeds 24% of the total value of the IXE will be reduced to 23% of the total value of the IXE and the excess amount will be redistributed proportionally across the remaining component stocks that each represent less than 23% of the total value of the IXE. If as a result of this redistribution, another component stock then exceeds 23%, the redistribution will be repeated as necessary until no company breaches the 23% weight cap. Second, if the sum of component stocks that each exceed 4.8% of the total value of the IXE exceeds 50% of the total value of the Index, the component stocks will be ranked in descending order of their float-adjusted market capitalization, and the first component stock to cause the 50% limit to be breached will be reduced to 4.5% and the excess amount will be distributed proportionally across all remaining component stocks that represent less than 4.5% of the total value of the IXE. This redistribution process will be repeated as necessary until at least 50% of the value of the IXE is accounted for by component stocks representing no more than 4.8% of the total value of the IXE. If necessary, this reallocation process may take place more than once to ensure that the IXE and the Select Sector SPDR Fund portfolio based upon it conform to the requirements for qualification of the Select Sector SPDR Fund as a regulated investment company ("RIC"), under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

  This occurs at the closing prices of the second Friday of March, June, September and December and becomes effective after the market close on the third Friday of March, June, September and December.

- If, on the second to last business day of March, June, September, or December a company has a weight greater than 24% or the sum of the companies with weights greater than 4.8% exceeds 50%, a secondary rebalancing will be triggered with the rebalancing effective date being after the close of the last business day of the month. This secondary rebalancing will use the closing prices as of the second to last business day of March, June, September, or December, and membership, shares outstanding, and investable weight factors as of the rebalancing effective date.

The Index Compilation Agent at any time may determine that a component stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index, or that it should remain in the Select Sector Index and be assigned to an additional Select Sector Index. In the event that the Index Compilation Agent notifies the S&P that a component stock's Select Sector Index assignment should be changed, the S&P will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that component stocks will change sectors frequently. Component stocks removed from and added to the SPX will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the SPX insofar as practicable.

Historical Performance of the XLE

The following graph sets forth the historical performance of the XLE based on the daily historical closing values from January 1, 2020 through October 14, 2025. We obtained the closing values below from Bloomberg L.P. ("Bloomberg"). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the XLE



The historical values of the XLE should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the XLE on any coupon observation date, including the final valuation date.

Description of the JETS

The U.S. Global Jets ETF seeks to track the performance, before fees and expenses, of the U.S. Global Jets Index (the "JETSX"). U.S. Global Investors, Inc. serves as investment adviser to the JETS. The shares of JETS are listed and trade at NYSE Arca under the trading symbol "JETS."

Information provided to or filed with the SEC by ETF Series Solutions pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-240020 and 811-22668, respectively, through the SEC's website at www.sec.gov.

Investment Objective

The JETS uses a "passive management" (or indexing) approach to track the performance, before fees and expenses, of the JETSX. The JETSX is composed of the exchange-listed common stock (or depositary receipts) of U.S. and international passenger airlines, aircraft manufacturers, airports, and terminal services companies (as determined by independent industry listings) across the globe (collectively, "Airline Companies"). The JETSX may include small-, mid-, and large-capitalization companies.

Investment Strategy

The JETS attempts to invest all, or substantially all, of its assets in the component securities that make up the JETSX. Under normal circumstances, at least 80% of the JETS's total assets (exclusive of any collateral held from securities lending) will be invested in the component securities of the JETSX and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities (e.g., depositary receipts). The JETS will generally use a "replication" strategy to achieve its investment objective, meaning it generally will invest in all of the component securities of the JETSX in approximately the same proportion as in the JETSX. However, the JETS may use a "representative sampling" strategy, meaning it may invest in a sample of the securities in the JETSX whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the JETSX as a whole, when the Adviser believes it is in the best interests of the JETS (e.g., when replicating the JETSX involves practical difficulties or substantial costs, an JETSX constituent becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations that apply to the JETS but not to the JETSX). The JETS generally may invest in securities or other investments not included in the JETSX, but which the Adviser believes will help the JETS track the JETSX. For example, the JETS may invest in securities that are not components of the JETSX to reflect various corporate actions and other changes to the JETSX (such as reconstitutions, additions, and deletions).

To the extent the JETSX concentrates (i.e., holds more than 25% of its total assets) in the securities of a particular industry or group of related industries, the JETS will concentrate its investments to approximately the same extent a s the JETSX.

Description of the U.S. Global Jets Index

The U.S. Global Jets Index is a 50 stock index that seeks to provide diversified access to the global airline industry. The index uses various fundamental screens to determine the most efficient airline companies in the world and also diversifies through exposure to global aircraft manufacturers, airport companies, and airline related internet media and services companies. The index consists of common stocks listed on developed and emerging market exchanges across the globe.

Index Eligibility Criteria

Market Capitalization

The minimum market capitalization for a company is set as $100 million when the quarterly reconstitution and rebalancing process begins every quarter.

Security Preference

If a security has a local issue and a corresponding ADR, both of which match the selection criteria, the ADR is selected for inclusion in the index. In all other cases where multiple listings of securities qualify for inclusion based on the selection criteria, the more liquid listing is considered.

An Airline Company is excluded from the JETSX if:

• Its common stock is listed on a securities exchange in country that does not allow the transfer of securities "free of payment" (e.g., Brazil, China, India, Russia, South Korea, Taiwan); and

• No depositary receipts for such company are listed on a securities exchange in a country other than the exchange in the country that does not allow "free of payment" transfers of securities.

Industry Limitation

Companies should either be "Airline Carriers", "Airport Companies", "Aircraft Manufacturers", or "Internet Media and Services" related to airlines. Aircraft part manufacturers (not OEMs) wouldn't be considered.

Tiers and Weighting

The following tiered weighting scheme is employed:

1.   The top 4 U.S. airlines by a combined ranking of market capitalization, average dollar value traded, and load factor each get a 10% weighting each;

2.   The next 8 U.S. or Canadian airlines by a combined ranking of market capitalization, average dollar value traded, and load factor get a 3% weighting each;

3.   The next 8 U.S. or Canadian companies (non-airlines included) based on a fundamental factor ranking get a weight of 2% each;

4.   The top 10 international companies (excluding U.S.) based on a fundamental factor ranking get a weight of 1% each; and

5.   The next 20 international companies (excluding U.S.) based on a fundamental factor ranking get a weight of 0.5% each.

Rebalancing & Reconstitution

Portfolios are reconstituted and rebalanced, and become effective, at the close of trading hours on the second Friday in the last month of each calendar quarter, called the "Effective Date". New securities are added only on the reconstitution dates. Announcement of the new index constituents will be done ten business days prior to the reconstitution date.

Maintenance of the JETSX

The index committee is responsible for setting policy, determining index composition, and administering the indices in accordance with the index methodology. The index committee reserves the right to use qualitative judgment to include, exclude, adjust, or postpone the inclusion of a stock. Continued index membership of a constituent is not necessarily subject to the guidelines provided in each of the index methodology. A stock may be considered for exclusion by the index committee on the basis of corporate governance, accounting policies, lack of transparency and lack of representation, despite meeting all the criteria provided in each of the index methodology.

Announcements of additions and deletions of constituents, due to various corporate actions mentioned above, in the middle of the year will be decided by the index committee. This will be communicated to the client well ahead of time via email. Also important news items as well as corporate actions with respect to all the constituents of the index will be informed to the client on a weekly basis.

Historical Performance of the JETS

The following graph sets forth the historical performance of the JETS based on the daily historical closing values from January 1, 2020 through October 14, 2025. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the JETS



The historical values of the JETS should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the JETS on any coupon observation date, including the final valuation date.

Description of the KWEB

The KraneShares CSI China Internet ETF seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the CSI Overseas China Internet Index. The CSI Overseas China Internet Index is intended to measure the performance of China based companies whose primary business or businesses are focused on internet and internet-related technology. KWEB's investment adviser is Krane Funds Advisors, LLC ("Krane"). Shares of the KWEB are listed and trade on the NYSE Arca under the ticker symbol "KWEB."

Information provided to or filed with the SEC by KraneShares Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-180870 and 811-22698, respectively, through the SEC's website at www.sec.gov.

Investment Objective and Strategy

The KWEB seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the CSI Overseas China Internet Index. The CSI Overseas China Internet Index is designed to measure the equity market performance of investable publicly traded "China-based companies" whose primary business or businesses are in the Internet and Internet-related sectors, and are listed outside of mainland China, as determined by the index provider, China Securities Index Co., Ltd. The returns of the KWEB may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The KWEB uses a representative sampling strategy (as described below under "Representative Sampling") to try to track the CSI Overseas China Internet Index. The KWEB will at all times invest at least 80% of its assets in the securities of the CSI Overseas China Internet Index and in depositary receipts representing such securities. The KWE may invest up to 20% of its assets in instruments that are not included in the CSI Overseas China Internet Index, but that Krane believes will help the Fund track the CSI Overseas China Internet Index. These investments may include equity securities and depositary receipts of issuers whose securities are not constituents of the CSI Overseas China Internet Index, derivative instruments (including swaps, futures, forwards, structured notes and options), other investment companies (including exchange traded funds or "ETFs") and cash or cash equivalents (including money market funds). The other investment companies in which the Fund may invest may be advised, sponsored or otherwise serviced by Krane and/or its affiliates.

Investment Strategy — Representative Sampling

The KWEB pursues a "representative sampling" strategy in attempting to track the performance of the CSI Overseas China Internet Index, and generally does not hold all of the equity securities held by the CSI Overseas China Internet Index. The KWEB invests in a representative sample of securities in the CSI Overseas China Internet Index, which have a similar investment profile as the CSI Overseas China Internet Index. Securities selected have aggregate investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the CSI Overseas China Internet Index.

Correlation

The CSI Overseas China Internet Index is a theoretical financial calculation, while the KWEB is an actual investment portfolio. The performance of the KWEB and the CSI Overseas China Internet Index may vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs), and timing variances and differences between the KWEB and the CSI Overseas China Internet Index resulting from the KWEB's use of representative sampling or from legal restrictions (such as diversification requirements) that apply to the KWEB but not to the CSI Overseas China Internet Index. The KWEB, using representative sampling, can be expected to have a greater tracking error (i.e., the correlation is weaker) than a fund using replication indexing strategy. Replication is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Description of the CSI Overseas China Internet Index

The CSI Overseas China Internet Index is a free-float adjusted market capitalization weighted index consisting of Hong Kong-listed securities of China-based companies assigned to one of the following categories: Internet Software & Services; Home Entertainment Software; Internet Retail; Internet Service; and Mobile Internet.

Index Construction

Constituent Selection

The universe of securities eligible for inclusion in the CSI Overseas China Internet Index consists of securities that satisfy the following conditions:

- Primary listing of the security is on the Hong Kong Stock Exchange (main exchange or the Growth Enterprise Market);

- The security has been listed for more than 3 months, unless the market value of its initial public offering ("IPO") exceeds 3 billion USD; and

- The security is issued by a Chinese company that meets one of the following criteria (i) is incorporated in mainland China, (ii) has its operation center in mainland China, or (iii) derives at least 50% of its revenue from mainland China.

Securities that meet any of the following conditions will be excluded from the eligible universe:

- Securities whose average daily closing price in the most recent year of less than 0.1 HKD;

- Securities whose average daily closing price in the most recent year of less than 0.5 HKD or earnings per share (EPS) in the most recent annual report is negative; or

- Securities whose cumulative average daily market capitalization coverage is beyond 90%, after having ranked the securities by the average daily turnover ratio (which is the daily trading value divided by total market capitalization) in descending order and calculated the cumulative average daily market capitalization coverage for each security.

Then, to select index constituents, all securities that had an average daily trading value in the past year of less than 3 million USD or an average daily market capitalization in the past year of less than 2 billion USD are removed from the eligible universe. From the remaining securities, securities are chosen for inclusion in the CSI Overseas China Internet Index if they are assigned to one of the following categories, as determined by CSI: Internet Software & Services (which includes companies that develop and market internet software and/or provide internet services); Home Entertainment Software (which includes manufacturers of home entertainment software and educational software primarily for home use); Internet Retail (which includes companies providing retail services primarily on the internet); Internet Service (which includes companies providing commercial services primarily on the internet); and Mobile Internet (which includes companies developing and marketing mobile internet software and/or providing mobile internet services).

Index Calculation

The CSI Overseas China Internet Index is a free-float adjusted market capitalization weighted index. CSI defines free-float of a constituent as the shares outstanding and tradable in the security market. The identification and calculation of free float by CSI is based on objective information including prospectuses and listing notices, periodic reports and temporary reports. CSI tracks the changes of free-float shares and adjusts free-float changes resulting from shareholder's behavior every six months. All restricted shares subject to a lock-in period are deemed as non free-float. Non-restricted shares shall be deemed as free float, if they fall into one of the following types of shares: (1) shares held by founders of the company or their families, and by senior executives, by directors, or by supervisors, etc.; (2) shares held by the government or its subsidiaries; (3) shares held by strategic investors for long-term strategic interest; and (4) shares held by employee share plans; provided, however, such non-restricted shares shall be deemed as non-free float when if the holdings by shareholders or shareholders acting in concert are 5% or greater. Restricted shares after the lock-in period are treated in the same way as non-restricted shares.

Index Maintenance

Index Reviews

The CSI Overseas China Internet Index is adjusted and rebalanced semi-annually during the last ten days of May and November of each year. The index rebalancing is effective as of the next trading day after the second Friday in June and December. The weight factor is assigned to each constituent at each rebalancing date and stays the same until the next rebalancing date.

Suspended Companies

At the periodic index review, if an index constituent is suspended, CSI will determine its treatment as follows:

- Constituents that have been suspended for more than 25 trading days and have not resumed trading as of the deadline for data used for constituents' eligibility review (April 30th for the May review and October 31st for the November review), if listed on the candidate deletion list, will be classified as priority deletion securities.

- CSI reports list of constituents that have been suspended close to 25 trading days as of the deadline for data used for constituents' eligibility review to the index advisory committee. The committee discusses whether they should be classified as candidate deletion securities.
- If the deletion securities are under suspension and the reason for suspension is a significant negative event, then the constituent will be deleted from the index at the price of 0.00001 Yuan. In the event that such securities resume trading at least one trading day prior to the effective date, CSI will amend the deletion price to market price and publish an announcement. Under any other conditions, a suspended constituent will be deleted from the index at its closing market price before suspension.

For suspended companies that are not currently constituents of the CSI Overseas China Internet Index, CSI determines their treatment as follows:

- Securities that are under suspension and without a clear expectation of trading resumption on the date of the index advisory committee meeting will not be able to be selected as candidates for inclusion in the CSI Overseas China Internet Index.
- Securities that have been suspended for more than 25 trading days during the data period used for constituents' review are eligible for inclusion in the index only if they have resumed trading for 3 months, except in special circumstances approved by the index advisory committee.
- For new additions suspended between the announcement date and the effective date of the periodic review, CSI will decide whether to adjust the addition or not.

Corporate Actions and Events

In the case of exceptional corporate events, CSI will review the CSI Overseas China Internet Index and make necessary ongoing adjustments between index reviews in order to maintain the representativeness of the index and ensure it is investable. Companies that are delisted or that file for bankruptcy or receive a bankruptcy order are deleted from the CSI Overseas China Internet Index. For corporate events resulting in a simultaneous change in the constituents' price and shares, such as bonus issue, rights issue, stock split and consolidation, etc., adjustments shall be implemented on the ex-right date.

Initial Public Offerings

Generally, initial public offerings (IPOs) are added to the index on the 11th trading day, provided that the security satisfies the index eligibility criteria and the size of the IPO is more than 10 billion USD.

Mergers and Acquisitions

When mergers and acquisitions take place between companies that are both constituents of the CSI Overseas China Internet Index or when a constituent company merges with a non-constituent company, the security of the resulting new company retains index eligibility and remains in the CSI Overseas China Internet Index if it meets the index eligibility criteria. Otherwise, the security will be deleted from the index as soon as practicable.

When a non-constituent company purchases or takes over a constituent company, if the security of the resulting new company meets the index eligibility criteria, the new security may be added to the CSI Overseas China Internet Index. Otherwise, the acquired constituent company will be deleted from the index as soon as practicable.

Index Governance

CSI annually reviews the index calculation and maintenance methodology and other index policy documents to ensure that the CSI Overseas China Internet Index continues to achieve the stated objectives. After the regular review is completed, an annual review report is produced and presented to the index oversight committee.

CSI may review index methodology documents outside the annual scheduled reviews based on, but not limited to, one of the following: underlying market environment review, market participant feedback, problems identified in index management or unusual corporate events treatment.

Historical Performance of the KWEB

The following graph sets forth the historical performance of the KWEB based on the daily historical closing values from January 1, 2020 through October 14, 2025. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the KWEB



The historical values of the KWEB should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the KWEB on any coupon observation date, including the final valuation date.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider the matters set forth in "*U.S. Federal Income Tax Considerations*" in the accompanying prospectus. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section "*U.S. Federal Income Tax Considerations*" in the accompanying prospectus and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a contingent income-bearing pre-paid derivative contract with respect to the reference assets. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a note as a contingent income-bearing pre-paid derivative contract with respect to the reference assets. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described herein.

U.S. Holders. Please see the discussion under the heading "*U.S. Federal Income Tax Considerations* — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or a Derivative Contract — Certain Notes Treated as Prepaid Derivative Contracts" in the accompanying prospectus for a further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to any contingent coupon) and your tax basis in the note. Any such gain or loss will be long-term capital gain or loss if you have held the note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a note generally will equal your cost of the note. In addition, the tax treatment of the contingent coupons is unclear. Although the tax treatment of the contingent coupons is unclear, we intend to treat any contingent coupon, including on the maturity date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "*U.S. Federal Income Tax Considerations* — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus). Because the U.S. federal income tax treatment (including the applicability of withholding) of the contingent coupons is uncertain, to the extent we have a withholding obligation, we intend to withhold U.S. federal income tax on the entire amount of any contingent coupons at a 30% rate (or at a lower rate under an applicable income tax treaty). Even if we do not have a withholding obligation, another withholding agent in the chain of payments may effectuate withholding to the same extent. Any U.S. federal withholding tax should generally be imposed once. We will not pay any additional amounts in respect of any such withholding.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the reference assets or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the reference assets or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have agreed to sell to Nomura Securities International, Inc. (the "distribution agent"), and the distribution agent has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. The distribution agent has agreed to purchase the notes from us at a price of 99.00% of the principal amount. The distribution agent's commission will be 1.00%. The distribution agent will offer the notes to which this pricing supplement relates to the public at the price to public set forth on the front cover of this pricing supplement and to certain dealers at such price less a concession not in excess of 1.00% of the principal amount of the notes. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions.

To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the notes as such term is defined in the Securities Act of 1933, as amended. If the distribution agent is unable to sell all the notes at the public offering price, the distribution agent proposes to offer the notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, the distribution agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement and possible market-making activities, see "*Plan of Distribution (Conflicts of Interest)*" in the accompanying prospectus.

Delivery of the notes will be made against payment for the notes on the original issue date set forth on page PS-2 of this pricing supplement, which is more than one business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

The distribution agent is our affiliate and, as such, has a "conflict of interest" in this offering within the meaning of FINRA Rule 5121. The distribution agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The distribution agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The distribution agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer and the Guarantor, when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes pursuant to the Indenture referred to in the prospectus and product prospectus supplement, and issued and paid for as contemplated herein, (i) such notes will be valid, binding and enforceable obligations of the Issuer, and (ii) the related Guarantee will be a valid, binding and enforceable obligation of the Guarantor, in each case entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the laws of the State of Delaware and the federal laws of the United States of America. Insofar as this opinion involves matters governed by Japanese law, Mayer Brown LLP has relied, with the Issuer's permission, on the opinion of Anderson Mori & Tomotsune, dated as of July 20, 2023, filed as an exhibit to the Registration Statement by the Issuer on July 20, 2023, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Anderson Mori & Tomotsune. This opinion is subject to customary assumptions about the Trustee's authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 20, 2023, which has been filed as Exhibit 5.2 to the Issuer's Registration Statement on Form F-3 dated July 20, 2023.